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                                    FORM 8-B
                                  ------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                        FOR REGISTRATION OF SECURITIES OF
                            CERTAIN SUCCESSOR ISSUERS
                   Filed Pursuant to Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                           EASTGROUP PROPERTIES, INC.
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             (Exact name of registrant as specified in its charter)

Maryland                                                            13-2711135*
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(State of incorporation or organization)                  (IRS Employer ID No.)

300 One Jackson Place
188 East Capitol Street
Jackson, Mississippi                                                 39201-2195
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(Address of principal executive offices)                             (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
       ---------------------------         ------------------------------------
         Common Stock,                      New York Stock Exchange
         $0.0001 Par Value

Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)

*I.R.S. Employer Identification Number of EastGroup Properties, the predecessor to the registrant prior to the Reorganization described in Registration Statement No. 333-24563.


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


         This Registration Statement on Form 8-B is filed to register the securities of EastGroup Properties, Inc., a Maryland corporation (the "Registrant").

Item 1.  General Information.

         The Registrant was incorporated under the laws of the State of Maryland on April 4, 1997. The Registrant's fiscal year-end is the twelve-month period ending December 31 of each year.

Item 2.  Transaction of Succession.

         The predecessor company, EastGroup Properties, a Maryland real estate investment trust (the "Predecessor"), had securities registered pursuant to
Section 12(b) of the Securities Exchange Act of 1934 at the time of succession.

         Pursuant to an Agreement and Plan of Merger dated as of April 23, 1997 (the "Merger Agreement") between the Registrant and the Predecessor, on June 5, 1997 the Predecessor merged (the "Merger") with and into the Registrant, the separate existence of the Predecessor ceased, and the Registrant was the surviving entity of the Merger. The Registrant possesses all the property, rights, privileges and powers, and is subject to all of the liabilities, obligations and duties of the Predecessor.

         Upon consummation of the Merger, each issued and outstanding share of beneficial interest in the Predecessor was converted into one share of common stock, par value $0.0001 per share, of the Registrant (the "Common Stock").

Item 3.  Securities to be Registered.

         The Registrant has authorized 70,000,000 shares of Common Stock, of which 12,674,234 shares were issued and outstanding as of June 2, 1997. None of these securities are issued and held for the account of the Registrant.

Item 4.  Description of Registrant's Securities to be Registered.

         The capital stock of the Registrant to be registered on the New York Stock Exchange, Inc. is the Registrant's Common Stock. The total number of shares of capital stock of all classes the Registrant is authorized to issue is 100,000,000, initially classified as (i) 70,000,000 shares of Common Stock and
(ii)30,000,000 shares of excess stock, par value $0.0001 per share. The Board of Directors of the Registrant is authorized by the Articles of Incorporation to classify or reclassify any unissued shares of the capital stock of the Registrant, by setting, altering or


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eliminating the designation, preferences, conversion or other rights, voting powers, qualifications and terms and conditions of redemption of, limitations as to dividends and any other restrictions on, such capital stock. The power of the Board of Directors to classify and reclassify any of the shares of capital stock includes the authority to classify or reclassify such shares into a class of preferred stock.

         Pursuant to the provisions of the Articles of Incorporation, if a transfer of stock occurs such that any person would own, beneficially or constructively, in excess of 9.8 percent of the outstanding capital stock of the Registrant (excluding shares of excess stock), then such amount in excess of the
9.8 percent limit shall automatically be converted into shares of excess stock and any such transfer will be void ab initio. However, such restrictions will not prevent the settlement of a transaction entered into through the facilities of any interdealer quotation system or national securities exchange upon which shares of capital stock of the Registrant are traded. Notwithstanding the prior sentence, certain transactions may be settled by providing shares of excess stock.

         The holders of shares of Common Stock are entitled to one vote on all matters to be voted upon by the stockholders. The holders of shares of Common Stock have no cumulative voting rights. Additionally, subject to the rights of holders of preferred stock, holder of shares of Common Stock are entitled to receive such dividends as may be declared from time to time by the directors out of funds legally available therefor. The holders of shares of excess stock have no voting rights or dividend rights and shares of excess stock are not transferrable.

Item 5.  Financial Statements and Exhibits.

         Pursuant to Part (a) of the Instructions as to Financial Statements, no financial statements are required to be filed with this Form 8-B. Listed below are the exhibits filed as part of this Form 8-B.

Exhibit
Number                      Description of Exhibit
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1.                          Registrant's Registration Statement on Form S-4
                            filed with the Commission on April 4, 1997 (No.
                            333-24563), as amended (the "1933 Act Registration
                            Statement"), is hereby incorporated by this reference.

2. Agreement and Plan of Merger dated as of April 23, 1997 by and between Predecessor and Registrant. Incorporated by reference to Exhibit 2(a) of the 1933 Act Registration Statement.

3. Registrant's Articles of Incorporation. Incorporated by reference to Appendix B of the 1933 Act Registration Statement.


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4.                          Registrant's Bylaws. Incorporated by reference to
                            Appendix C of the 1933 Act Registration Statement.

5. Registrant's Current Report on Form 8-K filed with the Commission on June 5, 1997 is hereby incorporated by this reference.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi on June 5, 1997.


                                     EASTGROUP PROPERTIES, INC.

                                      By: /s/ N. Keith McKey
                                         --------------------------------------
                                              N. Keith McKey
                                              Executive Vice President, Chief
                                              Financial Officer, Treasurer and
                                              Secretary




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